FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October  28, 2003

Commission File Number 1-12736

Savia S.A. de C.V. (Translation of registrant's name into English)
Rio Sena 500 Pte. Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):   ......

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ......

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82- ......

Contents

* Relevant Event dated October 28, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Savia, S.A. de C.V.
By: /s/ Francisco Garza Barbosa ___________________ Francisco Garza Barbosa Comptroller
Date: October 28, 2003

RELEVANT EVENT

Contact:
Hector Sepulveda
Telephone: 8363-7812
E- mail: hsepulveda@savia.com.mx

Savia announces Third Quarter 2003 results

The Savia previously announced transaction to sell its Seminis holdings were completed on September 29 2003.
Savia paid a $0.5338 dollars per share dividend.
As a result, Savia's consolidated financial statements included Seminis results as a discontinued operations, mainly canceling goodwill that impacted results in 209 million
From now on, consolidated statements will reflect Bionova and Omega operations.

Monterrey, Mexico, October 28th, 2003. Savia S.A. de C.V. (BMV:SAVIA NYSE:VAI) announced today its results for the third quarter of 2003.
Main Business Indicators
Million of dollars of September 2003
	Jul - Sep 2003	Jul - Sep 2003	Variation
Sales	18	30	(39%)
Gross Profit	1	5	(86%)
Gross Profit	4%	17%

Operating Expenses	12	13	(7%)
Operating Income	(12)	(8)	(40%)
Discontinued Operations	(228)	4
Consolidated Net Income	(212)	(5)
Majority Net Income	(186)	(5)

THIRD QUARTER CONSOLIDATED RESULTS 2003

The following figures include the transaction in which Savia sold its participation in Seminis Inc. In September 29 2003, the company completed the previously announced transaction, in which it sold its Seminis holdings to fox Paine's fund, a private company from San Francisco Ca., The consolidated financial statements include the Seminis results as a discontinued operation. As a result the consolidated financial statements reflect the operations of Bionova, company involved in the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, ('Omega'), a real state company.

Consolidated Net Sales
Consolidated net sales reached 18 million, a 39% decrease when compared to the same period last year. During this quarter, due to the production cycles, Bionova reported its weakest quarter results, in addition to an extraordinary reduction in the yielding per hectares in Baja. Bionova will put in place strategic planes to recover. Omega reflected a slowdown in the middle and low end markets resulting in revenue decrease with respect to last year.

Consolidated Operating Income
Consolidated operating loss was 12 million, an increase of 40% compared to the same period last year. The reduction was mainly a result of the decrease in revenue above mentioned. Additionally an increase in administrative expenses was experienced due to severance charges in the period.

Consolidated Net Income
Majority net loss was 186 million, mainly as a result of discontinued operations which represents 228 million during the quarter. This impact is due to the goodwill cancellation derived from Seminis and their impact is reflected in the income statement, plus some fees and expenses related to the transaction

CONSOLIDATED RESULTS FOR THE FIRST SEMESTER 2003

Consolidated Net Sales
The consolidated net sales were 98 million, a decrease of 32% in comparison to the same period last year. A decrease on Bionova operations during this year, the Obregon operations shutdown and a reduction on crop yielding are the main factors on this reduction.

Consolidated Operating Income
Consolidated operating loss reached 21 million, a 21% increase in comparison to the nine months last year mainly due to the revenue reduction explained above.

Consolidated Net Income
During the reported period, majority consolidated net loss was 180 million. The figure includes the discontinued operation due to the Seminis transaction. Discontinued operation reached 209 millions in accumulated bases, during the reported period.

RELEVANT EVENTS Fox Paine and Savia completed the Seminis acquisition.
On September 29, Savia announced the completion of the Seminis acquisition by Fox Paine & Co, a San Francisco based company and Savia's related parties. As a result Seminis became a private company and ceased to be a Savia subsidiary.

The used of proceeds from Savia were used to totally paid bank debt of about 90 million Additionally Savia paid a dividend of $0.5338 dollars to each of the 470,592,934 common stock shares series 'A'.

Savia will cease trading at NYSE
In October 13 2003, NYSE notified the company that as a result of the transaction by which Savia sold its Seminis participation to Fox Paine, the total asset will be reduced and additionally to the fact that from October 14 the company will trade ex-coupon, Savia will cease to trade at NYSE.

Further the company negotiated to keep listing up to November 3 operations opening. According to the ADR's program that the company holds with Bank of New York the ADR's will continue trading in the over the counter markets.

* * *

Savia, S.A. de C.V. (www.savia.com.mx) participates in industries that offer high growth potential in Mexico and internationally. Its principal subsidiaries include Bionova, a company focused on the production, distribution and commercialization of fruits and vegetables and Desarrollo Inmobiliario Omega, a company dedicated to the development of real estate in Northern Mexico.

Savia's financial statements are prepared in compliance with generally accepted accounting principles in Mexico. For the consolidation of domestic subsidiaries, Savia follows the guidelines set forth in bulletin B-10 and for foreign companies follows the guidelines set forth in bulletin B-15. Bionova report following the generally accepted accounting principles of the United States (GAAP) that differ from the generally accepted accounting principles of Mexico. These results are adjusted to reflect the above-mentioned guidelines. Savia reports its fiscal year on a calendar basis.